UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________
FORM 8-K
______________________

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 23, 2018
______________________
PINNACLE ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)
______________________

Delaware	001-37666	47-4668380
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3980 Howard Hughes Parkway, Las Vegas, Nevada	89169
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (702) 541-7777
N/A
(Former name or former address, if changed since last report)
 ______________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act (17 CFR 230.405) or Rule 12b-2 of the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On February 23, 2018, Pinnacle Entertainment, Inc. issued a press release announcing the “Results of Operations and Financial Condition” for the fourth quarter and year ended December 31, 2017. A copy of this press release is being furnished as Exhibit 99.1 to this Form 8-K.

Item 8.01 Other Events.

The disclosure set forth under Item 2.02 of this Form 8-K is incorporated by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
Exhibit 99.1	Press release dated February 23, 2018, issued by Pinnacle Entertainment, Inc.

Pending Merger

On December 17, 2017, Pinnacle Entertainment, Inc. (“Pinnacle”) entered into an agreement and plan of merger with Penn National Gaming, Inc. (“Penn National”), pursuant to which Penn National will acquire all of the outstanding common shares of Pinnacle in a cash and stock transaction. Under the terms of the agreement and plan of merger, Pinnacle stockholders will receive $20.00 in cash and 0.42 shares of Penn National common stock for each Pinnacle share. The proposed merger is subject to customary closing conditions, required regulatory approvals and approval by Penn National’s and Pinnacle’s stockholders. The proposed merger is expected to close in the second half of 2018. No assurance can be given that the proposed merger will be completed.

Certain Information Regarding Participants

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements regarding Pinnacle’s business generally, expected results of operations and future operating performance and future growth, about the benefits of the proposed merger, adequacy of resources to fund development and expansion projects, liquidity, financing options, Pinnacle’s plans, objectives, expectations and intentions, the expected timing of the completion of the proposed merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: Pinnacle’s sensitivity to reductions in consumers’ discretionary spending as a result of downturns in the economy; significant competition in the gaming industry in all of Pinnacle’s markets, which could adversely affect revenues and profitability; Pinnacle is required to pay a significant portion of its cash flows pursuant to and subject to the terms and conditions of the Master Lease and Meadows Lease, which could adversely affect our ability to fund Pinnacle’s operations and growth and limit Pinnacle’s ability to react to competitive and economic changes; fluctuations in the trading volume and market price of shares of Pinnacle’s common stock, general business and market conditions; risks related to the acquisition of Pinnacle by Penn National and the integration of the businesses and assets to be acquired; the possibility that the proposed merger does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the proposed merger is not obtained on the terms anticipated or at all; the possibility that the Boyd Gaming Corporation and/or Gaming and Leisure Properties, Inc. deals do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed merger; potential litigation challenging the transaction; the possibility that the anticipated benefits of the proposed merger are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated timeframe or at all; the possibility that additional divestures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the proposed merger; risks associated with increased leverage from the transaction; and additional factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Penn National’s and Pinnacle’s respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”). Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of Penn National and Pinnacle. Pinnacle does not undertake any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed merger, Penn National has filed with the SEC a registration statement on Form S-4 (File No. 333-222936) that includes a preliminary joint proxy statement of Penn National and Pinnacle that also constitutes a prospectus of Penn National. Penn National and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary joint proxy statement/prospectus and other relevant documents filed by Penn National and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Penn National can be obtained, without charge, by directing a request to Justin Sebastiano, Penn National Gaming, Inc., 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610, Tel. No. (610) 401-2029. Copies of the documents filed with the SEC by Pinnacle can be obtained, without charge, by directing a request to Vincent Zahn, Pinnacle Entertainment, Inc., 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, Tel. No. (702) 541-7777.

Certain Information Regarding Participants

Penn National and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Penn’s directors and executive officers in Penn National’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and its proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on April 25, 2017. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed merger if and when they become available. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. (Registrant)

Date:	February 23, 2018	By:	/s/ Elliot D. Hoops
Elliot D. Hoops,
Vice President and Legal Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit 99.1	Press release dated February 23, 2018, issued by Pinnacle Entertainment, Inc.

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